EXHIBIT 16.1

February 20, 2020

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Gulf West Security Network, Inc. Changes in Registrant’s Certifying Accountant

We have read the statements of Gulf West Security Network, Inc., pertaining to our firm included under Item 4.01 of Form 8-K dated February 20, 2020 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned “Changes in Registrant’s Certifying Accountant,” of the Current Report on Form 8-K of Gulf West Security Network, Inc., and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

Certified Public Accountants
Fort Lauderdale, Florida